Hilton Group plc



05009986

S ACT 1985 ("THE ACT")

OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 14 JULY 2005 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 189,612,957 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 11.84% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS TOTAL	1,324,100
BANK OF NEW YORK BRUSSELS TOTAL	9,034,862
BANK OF NEW YORK EUROPE LDN TOTAL	7,135,500
BANK OF NEW YORK EUROPE LDN TOTAL	335,700
BNP PARIBAS, PARIS (C) TOTAL	40,480
BANK OF NEW YORK TOTAL	640,600
BANKERS TRUST LONDON TOTAL	797,900
BROWN BROTHERS HARRIMAN AND COMPANY TOTAL	2,003,800
BROWN BROTHERS HARRIMAN AND COMPANY TOTAL	8,101,370
BROWN BROTHERS HARRIMAN LTD LUX TOTAL	15,472,545

CHASE MANHATTAN BANK AG FRNKFRT S TOTAL	322,248
CHASE MANHATTAN LONDON TOTAL	44,900
CITIBANK LONDON TOTAL	318,600
CLYDESDALE BANK PLC TOTAL	457,200
DEXIA PRIVATBANK TOTAL	36,600
HSBC BANK PLC TOTAL	692,700
JP MORGAN CHASE BANK TOTAL	22,910,800
JP MORGAN CHASE BANK TOTAL	182,100
JP MORGAN CHASE BANK TOTAL	635,300
JP MORGAN, BOURNEMOUTH TOTAL	2,429,748
JP MORGAN, BOURNEMOUTH TOTAL	1,464,120
JP MORGAN, BOURNEMOUTH TOTAL	74,143,309
JP MORGAN, BOURNEMOUTH TOTAL	6,778,977
MASTER TRUST BANK OF JAPAN TOTAL	179,700
MELLON BANK N.A.TOTAL	593,200
MELLON BANK TOTAL	3,589,253
MIDLAND SECURITIES SERVICES TOTAL	400,600
MORGAN STANLEY LONDON TOTAL	113,799
NATIONAL ASTL BK MELBOURNE TOTAL	1,381,600
NORTHERN TRUST CO TOTAL	446,800
NORTHERN TRUST LONDON TOTAL	643,870

NORTHERN TRUST CO TOTAL	819,500
NORTHERN TRUST LONDON TOTAL	16,008,579
STATE STR BK & TR CO LNDN (S TOTAL	373,452
STATE STR BK & TR CO LNDN (S TOTAL	6,401,718
STATE STREET BANK & TR CO TOTAL	693,300
STATE STREET BANK & TR CO TOTAL	669,700
STATE STREET BANK & TR CO TOTAL	1,943,727
STATE STREET HONG KONG TOTAL	50,700
TOTAL	189,612,957

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")

DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM BARCLAYS PLC, PURSUANT TO PART VI OF THE ACT THAT AS AT 4 JULY 2005 IT NO LONGER HAS A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
DAVID MICHELS	26	13	2,683
BRIAN WALLACE	26	13	2,683
CHRISTOPHER BELL	26	13	2,683

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 JULY 2005 AT 286.25P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.